Exhibit 99.1
Concord Medical Re-designates Elaine Zong as Independent Director
BEIJING, December 23, 2010 — Concord Medical Services Holdings Limited (“Concord Medical” or the “Company”) (NYSE: CCM), the operator of the largest network of radiotherapy and diagnostic imaging centers in China, today announced the re-designation of Ms. Elaine Lingying Zong, a director of the Company, as an independent non-executive director of the Company with immediate effect, which was approved by shareholders at the Company’s annual general meeting on December 11, 2010. At the same time, Ms. Zong replaced Mr. Feng Xiao as a member of the audit committee.
“We believe Ms. Zong’s capital markets knowledge and experience will continue to bring significant value to Concord Medical,” said Mr. Jianyu Yang, director, president and chief executive officer of Concord Medical. “Her re-designation is part of our efforts to fulfill the relevant Sarbanes Oxley obligation as a newly listed company. With this re-designation, Concord Medical’s audit committee is now comprised of exclusively independent non-executive directors.”
Ms. Elaine Lingying Zong has been a director of the Company since 2008. From 2006 to April 2010, Ms. Zong served as a managing director of C.V. Starr Investment Advisors (Asia) (“C.V. Starr”), an investment firm that focuses on private equity investments in China and a shareholder of the Company. Ms. Zong served as senior vice president of Deutsche Bank from 2005 to 2006, as vice president of Merrill Lynch from 2001 to 2003, and as an associate in the investment banking division of J.P. Morgan from 1998 to 2001. Ms. Zong received an M.B.A. degree from the University of Chicago in 1998 and a bachelor’s degree in economics from Fudan University in 1992. Ms. Zong is a Chartered Financial Analyst.
About Concord Medical
Concord Medical operates the largest network of radiotherapy and diagnostic imaging centers in China in terms of revenues and the total number of centers in operation per available statistics. The Company currently operates a network of more than 111 centers spanning 41 cities and 23 provinces and administrative regions in China. Under long-term arrangements with top-tier hospitals in China, the Company provides radiotherapy and diagnostic imaging equipments and manages the daily operations of these centers located on its hospital partners’ premises. The Company also provides ongoing training to doctors and other medical personnel in its network of centers to ensure a high level of clinical care for patients.
Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions. These forward looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Such factors include: the number of new radiotherapy and diagnostic imaging centers opened; the increase in the number of patients in existing centers; the establishment of specialty cancer hospitals; changes in the healthcare industry in China, including changes in the healthcare policies and regulations of the PRC government; and technological or therapeutic changes affecting the field of cancer treatment and diagnostic imaging. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission at www.sec.gov. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor and Media Contacts
China
Tony Tian
Concord Medical Services
+86-10-5957-5287
Tony.Tian@cmsholdings.com
Lilian Wong
Brunswick Group, LLC
+86-10-6566-2256
lwong@brunswickgroup.com
United States
Nicki Kahner
Brunswick Group, LLC
+1-212-333-3810
nkahner@brunswickgroup.com